United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 18-K

For Foreign Governments and Political Subdivisions Thereof

Annual Report
Of the Kingdom of Sweden

Date of end of last fiscal year: December 31, 2000

Securities registered as of December 31, 2000

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
Kingdom of Sweden	$200,000,000	New York
12% Bonds Due 2010		Stock Exchange

Kingdom of Sweden	$600,000,000	New York
11 1/8% Bonds with		Stock Exchange
warrants Due 2015

Kingdom of Sweden	$2,000,000,000	New York
6 1/2% Global Bonds		Stock Exchange
Due 2003

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Anne Gynnerstedt

General Counsel

RIKSGÄLDSKONTORET

SE-103 74 STOCKHOLM

Sweden

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2. A statement as of the close of the last fiscal year of the registrant giving total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item). (in thousands)

The total principal amount of direct internal funded debt of the registrant outstanding as of December 31, 2000 was Swedish kronor 740,397,933.(1)

In addition, there were outstanding various internal loans, to a total amount of Swedish kronor 611,095,544 guaranteed by the registrant as to principal and interest.

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

(b) External funded debt of the registrant. (Total to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.) (1)

The total principal amount of direct external funded debt of the registrant outstanding as of December 31, 2000 was as follows: (in thousands)

U.S. dollars (USD)	4,752,183
Australian dollars (AUD)	200,000
Canadian dollars (CAD)	936,780
Swiss francs (CHF)	1,550,000
Danish kroner (DKK)	3,724,500
Euro (EUR)	9,357,868
Pounds sterling (GBP)	715,797
Japanese yen (JPY)	321,400,000
Norwegian kroner (NOK)	1,400,000
New Zealand dollars (NZD)	100,000

In addition, there were outstanding various external loans, which are guaranteed by the registrant as to principal and interest. The total principal amount of these contingent liabilities outstanding as of December 31, 2000 was as follows: (in thousands)

U.S. dollars (USD)	3,068,950
Euro (EUR)	6,690,303
Danish kroner (DKK)	2,986,459
Pounds sterling (GBP)	242,170
Japanese yen (JPY)	43,000,000
Norwegian kroner (NOK)	700,000
New Zealand dollars (NZD)	39,400

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency of currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

A - Internal Funded Debt as of December 31, 2000(2)
(Payable in Swedish kronor)

Title and Interest Rate	Year of final maturity	Principal amount outstanding
		(in thousands of Skr)

Treasury Bonds:

13% of 1990/6/15	2001	15,239,600
11% of 1991/4/23	2002	13,088,000
5.5% of 1996/4/12	2002	57,075,500
10.25% of 1991/5/5	2003	68,389,700
Index linked zero coupon bonds of 1994/10/1	2001	1,967,757
Index linked zero coupon bonds of 1994/4/1	2004	11,882,996
5% of 1998/1/15	2004	64,805,000
6% of 1993/2/9	2005	63,628,700
3.5% of 1999/4/20	2006	48,115,000
6.5% of 1996/10/25	2006	24,865,000
8% of 1995/8/15	2007	37,559,900
6.5% of 1997/5/5	2008	47,434,000
Index linked 4% bonds of 1995/12/1	2008	26,074,800	(1)
9% of 1993/4/20	2009	26,054,500
5% of 1998/1/28	2009	50,775,000
5.25% of 2000/11/8	2011	28,605,000
6.75% of 1997/5/5	2014	43,195,000
Index linked zero coupon bonds of 1994/4/1	2014	19,579,929	(1)
Index linked 3.5% bonds of 1998/12/1	2015	6,750,000	(1)
Index linked 4% bonds of 1995/12/1	2020	29,257,550	(1)
Index linked 3.5% bonds of 1997/12/1	2028	3,000	(1)
Index linked 3.5% bonds of 1998/12/1	2028	5,852,000	(1)
Total Treasury Bonds		690,197,933

(1) At time of issue paid in discounted amount.
(2) No amortization or sinking fund provision.

Lottery Bonds(1)(2):

5.10%-9.90% of 1993/4/2 (3)	2001	3,000,000
4.20%-8.10% of 1993/9/17 (3)	2001	3,400,000
3.60%-7.50% of 1994/2/11 (3)	2001	2,600,000
3.60%-7.50% of 1944/9/30 (3)	2001	1,800,000
6.90% of 1995/5/22	2002	2,700,000
6.00% of 1995/12/11	2002	1,900,000
4.50% 2000, 2.43% 2001 and 2002 of 1999/10/7	2002	4,600,000
4.20% of 1996/12/16 (3)	2003	2,400,000
3.30% of 2000/3/16	2003	2,500,000
3.30% of 2000/4/20	2003	2,500,000
5.10% of 1996/6/24	2003	4,500,000
3.75% of 1997/4/21	2004	3,700,000
2.80% + 0.47% per drawing of 2000/11/22	2004	1,500,000
3.75% of 1997/12/15	2004	2,100,000
3.75% of 1998/7/10	2006	3,400,000
2.00%-6.00% of 1999/4/26 (3)	2007	3,700,000
3.30% of 1998/11/27	2008	3,900,000
Total Lottery Bonds		50,200,000
Total Internal Funded Debt		740,397,933

(1)           Lottery bonds do not bear interest; bonds are selected by lot (twice or three times a year) to receive prizes. The interest rates indicated are the aggregate amount of prizes paid annually as a percentage of the nominal value of the issue. The principal amount of all bonds is paid at maturity.

(2)           No amortization or sinking fund provision.

(3)           The aggregate amount of prizes paid annually is floating.

Internal Debt Guaranteed by the Kingdom of Sweden as of December 31, 2000

(Payable in Swedish kronor)

Principal Amount Outstanding
(in thousands of kronor)
Standing Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Konungariket Sveriges Stadshypotekskassa (The Urban Mortgage Bank of Sweden)	710,000
Statens Bostadsfinansiering AB (The National Swedish Housing Finance Corporation)	1,500,000
AB Svensk Exportkredit (Swedish Export Credit Corporation)	300,000
Svenska Skeppshypotekskassan (Swedish Ship’s Mortgage Bank)	350,000
Sveriges Allmänna Hypoteksbank (The General Mortgage Bank of Sweden)	800,530
Venantius AB (housing finance)	21,923,100
Statens Bostadslåneaktiebolag, SBAB (housing finance)	38,679,617
Total	64,263,247

Other Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Subsidiaries (including Forsmark Kraftgrupp AB) to Vattenfall AB	90,633
Pension guarantees	23,791,329
Stockholmsleder AB (road construction)	2,108,000
Göteborgs Trafikleder AB (road construction)	45,000
Botniabanan AB (railway construction)	499,000
Öresundsbro Konsortiet (bridge and tunnel construction)	9,603,898
SKD företagen AB (data-processing)	250,000
Others	144,287
Total	36,532,147

Guarantees of the State Acting Through the Following State Agencies other than Riksgäldskontoret:
Insättningsgarantinämnden (Deposit Guarantee Board)	400,000,000
Exportkreditnämnden (The Export Credit Guarantee Board)	86,813,000
Bostadskreditnämnden (The National Housing Credit Guarantee Board)	15,563,000
SIDA (Swedish International Development Agency)	6,964,000
Länsstyrelser (The County Government Boards)	428,525
Fiskeriverket (The National Board of Fisheries)	3,798
Others	527,827
Total	510,300,150

Total Internal Guaranteed Debt	611,095,544

B - External Funded Debt as of December 31, 2000
(Payable in Foreign Currencies)

Title and Interest Rate	Year of Final Maturity	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
		(in thousands)
US Dollars		USD
Bond of 1997/02/03	2001	82,926
Bond of 1997/10/30	2001	42,352
Bond of 1997/10/30	2001	21,560
5.75% Bond of 1996/03/26	2001	500,000
Zero coupon Bond of 1998/01/08	2001	121,600
6.125% Bonds of 1997/12/3	2002	750,000
6.5% Bonds of 1993/3/4	2003	2,000,000
6.75% Bonds of 1997/5/27	2004	500,000
6.125% Bonds of 1998/1/2	2008	500,000
Serial Zero Coupon Bonds of 1984/4/4(2)	2009	111,832
12% Bonds of 1985/2/6	2010	47,246
11.125% Bonds of 1985/6/12	2015	67,081
10.25% Bonds of 1985/11/6	2015	7,586
Total US Dollars		4,752,183	36,243,960

Japanese Yen		JPY
4.45% Bonds of 1995/02/23	2001	86,200,000
3.65% Bonds of 1995/5/9	2002	45,000,000
3.2% Bonds of 1995/6/7	2002	75,000,000
4.45% (AUD) Bonds of 1996/7/18	2002	5,000,000
3.5% Bonds of 1994/1/12	2004	41,500,000
4.05% (AUD) Bonds of 1996/5/30	2006	10,000,000
3.6% (AUD) Bonds of 1996/5/30	2006	10,000,000
3.6% (AUD) Bonds of 1996/7/11	2006	9,000,000
4% (AUD) Bonds of 1996/7/25	2006	10,000,000
4.1% (AUD) Bonds of 1996/7/25	2006	10,000,000
3.725% (AUD) Bonds of 1996/7/25	2006	10,000,000
4.1% (AUD) Bonds of 1996/8/14	2006	2,500,000
3.95% (AUD) Bonds of 1996/8/14	2006	4,200,000
3.4% (AUD) Bonds of 1997/5/6	2007	3,000,000
Total Japanese Yen		321,400,000	24,397,693

Swiss Francs		CHF
4.5% bonds of 1995/08/16	2001	200,000
4.375% Bonds of 1995/11/27	2002	150,000
4.75% Bonds of 1993/8/11	2003	500,000
4.5% Bonds of 1996/9/8	2006	200,000
4% Bonds of 1997/1/31	2007	200,000
4% Bonds of 1997/2/21	2007	300,000
Total Swiss Francs		1,550,000	8,309,365

Pounds Sterling		GBP
7.5% Bonds of 1997/1/30	2002	200,000
7.75% Bonds of 1996/10/3	2003	300,000
13.5% Bonds of 1983/1/19	2010	44,416
11% Bonds of 1984/10/17	2012	87,000
9.75% Bonds of 1985/11/20	2014	84,382
Total Pounds Sterling		715,797	7,845,635

External Funded Debt as of December 31, 2000 (Continued)

(Payable in Foreign Currencies)

Title and Interest Rate	Year of Final Maturity	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
		(in thousands)
Euro (original currency of issuance within brackets)		EUR
5.375% Bonds of 1996/06/24 (NLG)	2001	136,134
10% Bonds of 1996/02/08 (ITL)	2001	257,833
5% Bonds of 1996/02/08 (DEM)	2001	501,257
5.375% Bonds of 1996/07/02 (DEM)	2001	383,468
5.625% Bonds of 1996/5/13 (DEM)	2001	153,387
7.5% Bonds of 1995/4/11 (NLG)	2002	113,445
7.125% Bonds of 1995/8/22 (LUF)	2002	61,973
Bonds of 1996/4/9(3) (EUR)	2002	40,054
Bonds of 1997/6/30(3) (ESP)	2002	90,152
Zero Coupon Notes of 1993/4/1 (FFR)	2003	293,147
Zero Coupon Notes of 1995/11/23 (LUF)	2002	48,228
9.75% Bonds of 1993/8/6 (ITL)	2003	82,943
5.75% Bonds of 1994/2/11(NGL)	2004	207,321
Bonds of 1996/5/16(3) (ESP)	2004	60,101
6.25% Bonds of 1996/2/20 (FFR)	2004	452,659
5.375% Bonds of 1997/12/10 (LUF)	2004	49,579
Zero Coupon Bonds of 1996/8/2 (ITL)	2004	103,291
Bonds of 1997/2/20(3) (ESP)	2005	78,132
7.35% Bonds of 1996/1/8 (ESP)	2006	48,628
3.50% Bonds of 1999/2/9 (EUR)	2006	2,500,000
Bonds of 1997/2/13(3) (FFR)	2007	76,225
6.625% Bonds of 1996/9/30 (FFR)	2008	457,347
6.5% Bonds of 1996/3/5 (DEM)	2008	102,463
5.0% Bonds of 1998/1/28 (EUR)	2009	3,000,000
9.405% Bonds of 1996/4/9 (ESP)	2026	60,101
Total Euro		9,357,868	82,558,976

Canadian Dollars		CAD
6.75% Bonds of 1996/02/15	2001	200,000
6.875% Bonds of 1996/9/30	2002	100,000
8% Bonds of 1993/5/12	2003	286,780
7% Bonds of 1993/12/1	2008	350,000
Total Canadian Dollars		936,780	5,365,874

Norwegian Kroner		NOK
Bonds of 1997/3/4(3)	2004	400,000
6.9% Bonds of 1995/12/5	2005	1,000,000
Total Norwegian Kroner		1,400,000	1,473,640

Danish Kroner		DKK
Zero coupon Bond of 1995/10/18	2001	324,500
6.5% Bonds of 1996/3/28	2002	400,000
4% Bonds of 1996/11/8	2002	500,000
4% Bonds of 1996/11/11	2002	500,000
4% Bonds of 1997/2/17	2004	900,000
Bonds of 1997/8/11(3)	2005	400,000
4% Bonds of 1997/7/9	2005	700,000
Total Danish Kroner		3,724,500	4,297,476

External Funded Debt as of December 31, 2000 (Continued)

(Payable in Foreign Currencies)

Title and Interest Rate	Year of Final Maturity	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
		(in thousands)
Australian Dollar		AUD
8.625% Bonds of 1996/05/15	2001	100,000
7.875% Bonds of 1997/4/23	2007	100,000
Total Australian Dollar		200,000	1,136,680

New Zealand Dollar		NZD
7.75% Bonds of 1997/6/17	2002	100,000
Total New Zealand Dollar		100,000	537,750

Non public funded debt			48,654,517,883

Total External Funded Debt			220,821,569

Total of External Short Term Floating Debt(4)			0

Unrealised currency gains/loss (5)			18,824,300

Total debt denominated in foreign currency			239,645,869

(1)           Translation of amounts in foreign currencies to Swedish kronor has been made at exchange rates in effect as of December 31, 2000, as set forth in note (1) on page 9.

(2)           Interest at the equivalent of 13.125% per annum.

(3)           Special interest conditions.

(4)           Eurocommercial Paper Programme of 1988.

(5)           According to exchange rates per December 31, 2000.

External Debt Guaranteed by the Kingdom of Sweden as of December 31, 2000

(Payable in foreign currencies)

		Principal Amount Outstanding	Equivalent in Swedish kronor(1)
		(in thousands)
Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Nordiska Investeringsbanken (Nordic Investment Bank)	EUR	671,572	5,948,117
Swedegas AB (natural gas project)	DKK	100,000	118,700
Sovereign States in Eastern and Central Europe	USD	38,625	368,289
Sovereign States in Eastern and Central Europe	EUR	20,157	178,526
Sweden House in St. Petersburg, Russia	USD	13,602	129,695
Öresundsbro Konsortiet (bridge and tunnel construction)	DKK	2,886,459	3,426,227
Öresundsbro Konsortiet (bridge and tunnel construction)	JPY	43,000,000	3,575,450
Öresundsbro Konsortiet (bridge and tunnel construction)	GBP	242,170	3,443,657
Öresundsbro Konsortiet (bridge and tunnel construction)	USD	466,240	4,445,598
Öresundsbro Konsortiet (bridge and tunnel construction)	EUR	440,962	3,905,597
Öresundsbro Konsortiet (bridge and tunnel construction)	NOK	700,000	750,050
Öresundsbro Konsortiet (bridge and tunnel construction)	NZD	39,400	165,283

Total			26,455,189

Guarantees Issued by the Government:
International Bank for Reconstruction and Development (IBRD)	USD	1,696,200	16,173,267
Multilateral Investment Guarantee Agency (MIGA)	USD	16,208	154,545
European Bank for Reconstruction and Development (EBRD)	EUR	336,300	2,978,609
European Investment Bank (EIB)	EUR	3,071,034	27,200,148
Council of Europe Development Bank (CEB)	EUR	32,052	283,885
Nordic Investment Bank (NIB)	EUR	2,118,226	18,761,128
Inter-American Development Bank (IDB)	USD	314,807	3,001,688
Asian Development Bank (AsDB)	USD	157,700	1,503,670
African Development Bank (AfDB)	USD	364,668	3,477,105
Total			73,534,045

Total External Guaranteed Debt			99,989,234

(1)          Translation of amounts in foreign currencies to Swedish kronor has been made at exchange rates in effect as of December 31, 2000 as follows: 9.5350 Swedish kronor per U.S. dollar, 14.22 Swedish kronor per British pound, 0.08315 Swedish kronor per Japanese yen, 8.8570 Swedish kronor per E.U. euro, 1.1870 Swedish kronor per Danish krona, 1.0715 Swedish kronor per Norwegian krona, 5.8202 Swedish kronor per Swiss franc, 6.2714 Swedish kronor per Canadian dollar, 5.3302 Swedish kronor per Australian dollar and 4.1950 Swedish kronor per New Zealand dollar.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

The following have been repurchased by the issuer and cancelled and are no longer outstanding:

12% Bonds of 2/6/1985 due 2010	$127,754,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$482,919,000
$610,673,000

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need to be furnished only if it is practicable to do so.

Not practicable.

(3) Total amount otherwise outstanding.

12% Bonds of 2/6/1985, due 2010	$72,246,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$117,081,000
6 1/2% Global Bonds of 1993, due 2003	$2,000,000,000

(b) If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

Securities bought in the market.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

a) Internal floating indebtedness of the registrant.

(Total to be stated in the currency of the registrant).

Internal Floating Debt as of December 31, 2000

(Payable in Swedish Kronor)

Principal amount outstanding
(in thousands of Skr)
Treasury Bills(1)	275,007,472
Overnight borrowing	0
Repurchase agreements	14,917,567
National Debt Account	1,716,764
National Debt Savings	7,519,395
Total Internal Floating Debt	299,161,198

(1) At time of issue discounted amount.

RECAPITULATION OF INTERNAL DEBT:

Total Funded Debt	740,397,935
Total Floating Debt	299,161,198

Total Internal Debt	1,039,559,133

b) External floating indebtedness of the registrant.

(Total to be stated in the respective currencies in which payable).

Title and Interest Rate		Principal Amount Outstanding(1)	Equivalent in Swedish kronor(2)
		(in thousands)
US Dollars	USD
Sovereign Notes of 1986(3)		0
Eurocommercial Paper Program of 1988(4)		0
Total US Dollars		0	0

Euro	EUR
Eurocommercial Paper program of 1989		0
Total Euro		0	0

Pound Sterling	GBP
Eurocommercial Paper Program of 1993(3)		0
Total Pound Sterling		0	0

Total External Floating Debt			0

(1)          Such debt does not include debt of State-owned companies, public enterprises or local authorities.

(2)          Translation of amounts in foreign currencies to Swedish kronor has been made at exchange rates in effect as of December 31, 2000. See footnote (1), page 10.

(3)   The notes are continuously offered in the United States with a maximum of 270 days. The interest on the notes is variable and a function of current market conditions at issuance.

(4)          In addition to U.S. dollars, Swiss francs, Japanese yen and Pound sterling, the notes may also be issued in Euro, Australian dollars, Canadian dollars and Danish kroner with a maximum maturity of 365 days. The interest on the notes is variable and a function of market conditions at the time of issuance.

RECAPITULATION OF EXTERNAL DEBT:

Total External Funded Debt	239,645,869
Total External Floating Debt	0

Total External Debt	239,645,869

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue. (6)

Central Government Revenues and Expenditures

	Fiscal Years
	1998	1999	2000
	(in millions of kronor)
REVENUES
Taxes:
Taxes on income, capital gains and profits(1)	114,235	136,126	127,500
Statutory social securities fees	210,857	232,757	225,900
Taxes on property	35,133	39,209	38,300
Value added tax	162,607	170,597	182,900
Petrol tax (2)	—	—	—
Tobacco tax	7,507	7,396	7,800
Alcoholic beverage tax	9,962	10,599	10,900
Tax on energy consumption	49,811	50,488	49,400
Taxes on road traffic	6,103	6,421	6,900
Other taxes	43,477	18,819	23,200
Total taxes	639,692	672,411	672,800
Non-tax revenues
Operating surpluses (3)	13,865	10,313	13,700
Interest received by the Government	1,652	2,215	3,100
Other non-tax revenues(4)	21,936	21,603	28,700
Total non-tax revenues	37,453	34,131	45,500
Capital revenues	11,227	1,020	61,500
Loan repayment	2,889	3,051	2,546
Computed revenues (5)	5,165	5,194	8,600
Contributions from the European Union	9,888	9,296	9,000
Total other revenues	29,169	18,562	81,646

Total Revenues(6)	706,314	725,104	799,946

	1998	1999	2000
	(in millions of kronor)
(1) Net personal income taxes	39,831	61,675	50,300
Corporate income taxes	68,322	68,734	72,600
Other income taxes	6,081	5,716	4,600

(2)          From 1995/96 Petrol tax is included in tax on energy consumption.

(3)          Primarily net surplus of public enterprises, other agencies and the Riksbank and income from lotteries, etc.

(4)          Primarily revenues from real estate investments, dividends on state-owned shares, administrative fees and changes and revenues from sales.

(5)          Primarily cash payments by public utilities to the Government representing depreciation on capital funds invested in them by the state and revenues and expenditures for Government pensions.  Expenditures for Government pensions can be in excess of revenues and therefore the remainder of this revenue heading can show a deficit.

(6)   No receipts/revenues are pledged or otherwise specifically allocated to any issue registered.

		Fiscal Years
		1998	1999	2000
		(in millions of kronor)
EXPENDITURES
1	The Swedish political system	4,328	4,541	4,820
2	Economy and fiscal administration	1,981	1,515	1,503
3	Tax administration and collection	5,864	5,953	6,170
4	Justice	21,413	22,262	23,317
5	Foreign policy administration and international co-operation	2,638	2,877	2,984
6	Total defence	42,399	44,264	46,165
7	International development assistance	11,479	12,418	15,317
8	Immigrants and refugees	4,186	4,402	4,472
9	Health care, medical care, social services	23,124	24,519	28,573
10	Financial security in the event of illness and disability	39,685	88,477	97,937
11	Financial security in old age	62,684	34,450	33,538
12	Financial security for families and children	35,910	41,175	44,596
13	Financial security in the event of unemployment	37,331	35,448	33,224
14	Labour market and working life	47,668	48,795	41,067
15	Study support	21,919	19,676	19,681
16	Education and university research	27,737	29,148	31,363
17	Culture, the media, religious organisations and leisure	7,342	7,554	7,589
18	Planning, housing supply and construction	22,371	17,172	11,867
19	Regional balance and development	3,437	3,720	3,006
20	General environment and conservation	1,372	1,632	1,701
21	Energy	867	1,101	1,731
22	Communications	27,348	25,629	25,345
23	Agriculture and forestry, fisheries etc.	11,836	11,925	9,739
24	Business sector	2,777	3,256	3,819
25	General grant to municipalities	96,784	102,542	97,535
26	Interest on Central Government Dept. etc.	113,405	89,885	90,213
27	Contribution to the European Community	21,210	20,884	22,295
	Total areas of expenditure	699,094	705,222	709,567

	Budget deficit (excluding 9+10+11+12)	-7,220	-19,882	-90,379
	Transactions outside closed accounts	—	—
	Net lending by Riksgäldskontoret	-2,828	-17,933	23,914
	Adjustment to cash basis (7)	386	858	9,600
	Transfer from the National Pension Fund(8)	—	-45,000	-45,000
	Net borrowing requirement(9)	-9,662	-81,957	-101,865

(7)             Excluding Transfer from National Pension Fund.

(8)             The old-age pension reform has taken on a partially new role as of 1999.  The funding responsibility for disability and survivor pensions has been transferred to the Central Government budget.

(9)             As of 1997, the Net borrowing requirement is identical to the Central Government budget balance.  A negative Net borrowing requirement is equivalent with a budget balance surplus.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (of if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Virtually all exchange control regulations were abolished on July 1, 1989. Foreign exchange control may, in accordance with the treaties of the European Union, only be reintroduced under certain extraordinary circumstances such as if Sweden is involved in a war.

8. Brief statements as of date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

(In Skr millions)

July 31, 2001
Notes and coins (excluding bank holdings)	94,018
Gold reserves of Sveriges Riksbank	15,428

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Foreign trade by commodity Groups

	Year ended December 31,
	1998		1999		2000
	millions of kronor	%	millions of kronor	%	millions of kronor	%
Exports (f.o.b.)

Food Products, Beverage and Tobacco	17,546	2.6	18,453	2.6	20,332	2.5
Wood Products	18,710	2.8	18,932	2.7	20,367	2.5
Pulp	10,509	1.6	11,310	1.6	17,512	2.2
Paper and Board	55,062	8.2	55,438	7.9	62,189	7.8
Petroleum Products	9,715	1.4	14,813	2.1	26,178	3.3
Coal and other Fuels	2,616	0.4	1,451	0.2	451	0.1
Iron and Steel	33,462	5.0	31,351	4.5	37,256	4.7
Iron Ore	4,259	0.6	2,939	0.4	3,579	0.4
Non-Ferrous Metals	9,576	1.4	9,636	1.4	11,131	1.4
Other Minerals	2,443	0.4	2,579	0.4	3,546	0.4
Other Raw Materials	2,232	0.3	2,087	0.3	2,252	0.3
Manufactured Metal	19,287	2.9	19,584	2.8	21,183	2.7
Machinery and Equipment	234,974	34.8	255,898	36.5	294,679	36.9
Motor Vehicles and Spare Parts	93,847	13.9	91,475	13.0	95,035	11.9
Ships	2,798	0.4	1,223	0.2	3,257	0.4
Chemicals and Plastics	60,514	9.0	66,039	9.4	73,900	9.2
Clothes, Shoes and Leather	5,706	0.8	6,481	0.9	6,846	0.9
Other Manufactured Products	73,313	10.9	74,996	10.7	79,889	10.0
Other Products	830	0.1	829	0.1	782	0.1

Total Exports before Adjustment	657,398	97.4	685,516	97.7	780,365	97.6
Adjustment EU-trade(1)	17,773	2.6	16,096	2.3	18,827	2.4
Total Exports	675,171	100.0	701,612	100.0	799,192	100.0

(1) This adjustment of EU-trade cannot be broken down by commodity groups.

	Year ended December 31,
	1998		1999		2000
	millions of kronor	%	millions of kronor	%	millions of kronor	%
Imports (c.i.f.) by country of consignment

Food Products, Beverage and Tobacco	36,631	6.7	38,465	6.8	39,333	5.9
Wood Products	4,859	0.9	5,391	1.0	6,321	0.9
Pulpa	1,509	0.3	1,785	0.3	2,365	0.4
Paper and Board	7,248	1.3	7,501	1.3	8,699	1.3
Petroleum Products	8,925	1.6	10,873	1.9	56,801	8.5
Crude Oil	15,050	2.8	20,447	3.6	3,544	0.5
Coal and other Fuels	4,345	0.8	2,517	0.4	22,606	3.4
Iron and Steel	20,481	3.8	18,992	3.3	81	0.0
Non-Ferrous Metals	10,333	1.9	9,774	1.7	12,487	1.9
Other Minerals	4,176	0.8	3,722	0.7	6,192	0.9
Other Raw Materials	5,780	1.1	5,902	1.0	6,371	0.9
Manufactured Metal	15,280	2.8	15,495	2.7	16,814	2.5
Machinery and Equipment	173,387	31.8	174,936	30.8	211,871	31.6
Motor Vehicles and Spare Parts	57,332	10.5	64,652	11.4	73,986	11.0
Ships	619	0.1	558	0.1	1,019	0.2
Chemicals and Plastics	54,048	9.9	58,599	10.3	61,064	9.1
Clothes, Shoes and Leather	21,837	4.0	22,531	4.0	24,428	3.6
Other Manufactured Products	71,848	13.2	74,649	13.2	81,122	12.1
Other Products	62	0.0	49	0.0	146	0.0

Total Imports before Adjustment	513,749	94.3	536,838	94.7	635,249	94.6
Adjustment EU-trade(1)	31,038	5.7	30,282	5.3	36,287	5.4
Total Imports	544,787	100.0	567,120	100.0	671,536	100.0

(1) This adjustment of EU-trade cannot be broken down by commodity groups.

Geographic Distribution of Foreign Trade

The following table summarizes Sweden’s exports and imports by country and geographic area for the year 2000.

	Year ended December 31,
	1998		1999		2000
	millions of Skr	%	millions of Skr	%	millions of Skr	%
Exports (f.o.b.)

European Union (EU)
United Kingdom	61,967	9.2	65,342	9.3	73,039	9.1
Germany	73,741	10.9	74,608	10.6	84,857	10.6
Denmark	39,296	5.8	39,062	5.6	42,988	5.4
Finland	34,918	5.2	35,754	5.1	40,407	5.1
Other EU countries(1)	164,152	24.3	179,114	25.5	187,959	23.5
Adjustment EU-trade(2)	17,773	2.6	16,096	2.3	18,827	2.4
Total EU	391,847	58.0	409,976	58.4	448,077	56.1

European Free Trade Association (EFTA)
Norway	57,553	8.5	54,729	7.8	60,146	7.5
Other EFTA countries(3)	13,035	1.9	11,613	1.7	11,005	1.4
Total EFTA	70,588	10.5	66,342	9.5	71,151	8.9

Central and Eastern Europe	28,471	4.2	30,795	4.4	35,684	4.5
Russia	6,047	0.9	4,119	0.6	5,076	0.6
United States	57,751	8.6	64,261	9.2	75,349	9.4
Japan	14,147	2.1	16,798	2.4	22,305	2.8
State trading countries in Asia and America	12,991	1.9	13,324	1.9	17,881	2.2
OPEC countries	12,502	1.9	7,683	1.1	13,092	1.6
Other countries	80,827	12.0	88,315	12.6	110,577	13.8

Total Exports	675,171	100.0	701,612	100.0	799,192	100.0

(1)   France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2)   The adjustment of EU-trade cannot be specified by EU-countries.

(3)   Switzerland, Liechtenstein and Iceland.

	Year ended December 31,
	1998		1999		2000
	millions of Skr	%	million s of Skr	%	millions of Skr	%
Imports (c.i.f.) by country of consignment

European Union (EU)	53,802	9.9	55,303	9.8	59,357	8.8
United Kingdom	96,903	17.8	95,091	16.8	110,063	16.4
Germany	33,633	6.2	37,398	6.6	45,460	6.8
Denmark	26,804	4.9	29,506	5.2	34,505	5.1
Finland	141,157	25.9	144,06	25.4	157,169	23.4
Other EU countries(1)	31,038	5.7	30,282	5.3	36,287	5.4
Adjustment EU-trade(2)
Total EU	383,33	70.4	391,64	69.1	442,841	65.9

European Free Trade Association (EFTA)
Norway	38,807	7.1	42,370	7.5	54,972	8.2
Other EFTA countries(3)	8,899	1.6	9,640	1.7	9,121	1.4
Total EFTA	47,705	8.8	52,010	9.2	64,093	9.5

Central and Eastern Europe	20,224	3.7	22,449	4.0	31,061	4.6
Russia	3,286	0.6	4,337	0.8	5,008	0.7
United States	31,870	5.8	33,248	5.9	44,726	6.7
Japan	13,272	2.4	16,179	2.9	19,714	2.9
State trading countries in Asia and America	5,584	1.0	6,847	1.2	9,620	1.4
OPEC countries	4,636	0.9	4,660	0.8	7,364	1.1
Other countries	34,874	6.4	35,748	6.3	47,109	7.0
Total Imports	567,127	100.0	567,120	100.0	671,536	100.0

(1)   France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2)   The adjustment of EU-trade cannot be specified by EU-countries.

(3)   Switzerland, Liechtenstein and Iceland.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments).

Balance of Payments

	Year ended December 31,
	1998	1999	2000
	(in billions of kronor)
CURRENT ACCOUNT	65.0	71.7	70.0
Trade in goods (f.o.b. - f.o.b.)	139.0	137.6	136.7
Net trade of goods	130.1	132.7	129.8
Correction items	8.9	4.9	6.9

Services	-20.4	-19.4	-23.8
Transportation	4.6	9.9	11.9
Travel	-27.9	-32.0	-36.4
Other services	2.9	2.7	0.7

Compensation of employees	-2.5	-2.2	-1.7
Investment income	-23.5	-14.6	-10.6
Direct investment	40.6	41.2	42.8
Portfolio investment excl. financial derivatives	-50.6	-42.8	-36.9
Income on equity	-5.7	0.9	-0.8
Income on debt (interest)	-44.9	-43.7	-36.1
Other investment	-13.4	-12.9	-16.5
Current transfers	-27.7	-29.7	-30.6
Contributions etc. to/from the EU	-19.2	-19.3	-20.9
Development assistance grants	-4.3	-5.3	-5.8
Other current transfers	-4.2	-5.0	-3.9
CAPITAL ACCOUNT	6.5	-18.1	3.4
Contributions etc. to/from the EU	7.8	8.1	8.2
Development assistance grants, investment	-2.6	-2.4	-3.0
Other	1.2	-23.8	-1.8
FINANCIAL ACCOUNT	-12.6	-43.8	-3.9
Direct investment	-38.2	321.6	-157.7
Abroad	-193.7	-181.2	-371.8
Equity capital	-122.7	-70.2	-225.8
Loans etc.	-26.3	-41.3	-63.4
Reinvested earnings	-44.7	-69.7	-82.7
In Sweden	155.5	502.8	214.1
Equity capital	117.4	387.8	107.5
Loans etc.	18.3	82.2	77.7
Reinvested earnings	19.8	32.8	28.9
Portfolio investment excl. financial derivatives	-118.4	-295.0	-28.4
Assets (change in Swedish inv. abroad)	-141.1	-308.9	-112.6
Equity securities	-59.0	-251.1	8.3
Debt securities	-82.1	-57.7	-120.9
Liabilities (change in foreign investment in Sweden)	22.8	13.9	84.1
Equity securities	-2.8	-32.8	158.6
Debt securities	25.6	46.7	-74.5
Financial derivatives	-19.6	-0.8	-3.5
Other investment	189.6	-52.9	188.0
Assets (change in Swedish investments abroad)	-47.3	-84.5	-141.9
Loans	-47.9	-71.9	-126.9
Trade credits & Other	0.6	-12.6	-15.1
Liabilities (change in foreign investments in Sweden)	237.0	31.7	329.9
Loans	226.6	9.9	308.5
Trade credits & Other	10.3	21.7	21.4
Reserve assets	-26.2	-16.7	-2.3
NET ERRORS AND OMISSIONS	-58.8	-9.8	-69.4

This annual report comprises:

a) Pages numbered 1 to 23 consecutively.

b) The following exhibits:

Exhibit a) None

Exhibit b) None

Exhibit c) Revised Budget Statement

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Stockholm Sweden, on the    February 2003.

Kingdom of Sweden
Acting through Riksgäldskontoret

By:	/s/ Erik Thedéen
Erik Thedéen
Deputy Director General

By:	/s/ Anne Gynnerstedt
Anne Gynnerstedt
General Counsel